UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

NAME OF ISSUER:              AURORA ELECTRONICS, INC.
TITLE OF CLASS OF SECURITIES:     COMMON STOCK, $.03 PAR VALUE
CUSIP Number:                05162910
NAME, ADDRESS AND TELEPHONE NUMBER OF
PERSON AUTHORIZED TO RECEIVE NOTICES
AND COMMUNICATIONS:               RICHARD WHITMAN
                             THE BENCHMARK COMPANY, INC.
                             750 LEXINGTON AVENUE
                             NEW YORK, NY  10022
                             (212) 421-4080
DATE OF EVENT WHICH
REQUIRES FILING OF THIS
STATEMENT:                   DECEMBER 9, 1997


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Benchmark Company, Inc.   11-2950925
     Benchmark Partners LP         11-2955345

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  X
     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     The Benchmark Company, Inc.   OO
     Benchmark Partners LP         WC
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     The Benchmark Company, Inc.   New York
     Benchmark Partners LP         Delaware

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     The Benchmark Company, Inc.   347,022 shares
     Benchmark Partners LP          17,881 shares
     TOTAL                         364,903 shares

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     The Benchmark Company, Inc.   347,022 shares
     Benchmark Partners LP          17,881 shares
     TOTAL                         364,903 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     The Benchmark Company, Inc.   347,022 shares
     Benchmark Partners LP          17,881 shares
     TOTAL                         364,903 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     The Benchmark Company, Inc.   4.85%
     Benchmark Partners LP          .25%
     TOTAL                         5.10%

14.  TYPE OF REPORTING PERSON
     The Benchmark Company, Inc.   BD/IA
     Benchmark Partners LP         PN

NOTES TO FILING

1.  Security and Issuer

The filing relates to the common stock, $.03 par value (the
"Stock") of Aurora Electronics, Inc. ("the Company"), whose executive offices are located at 9477 Waples Street, Suite 150, San Diego, CA 92121.

2.  Identity and Background

The persons filing this statement are The Benchmark Company, Inc. ("TBCI"), a corporation organized under the laws of New York, and Benchmark Partners LP ("Partners"), a limited partnership organized under the laws of Delaware. TBCI and Partners are collectively referred to herein as "Benchmark." The principal business of TBCI is to act as a broker-dealer and an investment advisor and the principal business of Partners is to invest in securities. Benchmark is located at 750 Lexington Avenue, New York, NY 10022. During the last five years, Benchmark has not been a party to a proceeding of a judicial or administrative body.

Of the aggregate of 364,903 shares of the Stock which are the subject of the statement, 17,881 are owned by Partners. The remaining 347,022 shares of the Stock are beneficially owned by TBCI, a registered broker-dealer and investment advisor, by virtue of its investment control over the accounts of various customers (the "Customers").

3.  Source and Amount of Funds and Other Consideration

The aggregate purchase price of the Stock covered by this statement is $998,288. Purchases of Stock by some of the Customers were in margin accounts carried by Bear, Stearns Securities Corp., which extends credit to Customers in the ordinary course of its business.

4.  Purpose of Transaction

Benchmark purchased the Stock for investment purposes only.
Benchmark may make additional purchases or sales of the Stock.
Benchmark has no other plan or purpose with respect to any extraordinary corporate transactions of the Company, nor any other material change or event which would be subject to disclosure pursuant to this item 4 of Schedule 13D.

5.  Interest in the Issuer

Partners own 17,881 shares of the Stock. The Customers of TBCI own an aggregate of 347,022 shares of the Stock. Partners own .25% of the Stock outstanding and the Customers own an aggregate of 4.85% of the Stock outstanding. Partners and TBCI combined are owners of 5.10% of the Stock of the Company.

6.  Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer

There is no contract, arrangement, understanding or relationship (legal or otherwise) between the persons named in item 2 of this
Schedule 13D and the Company. The officers, directors and shareholders of TBCI are the general partners of Partners. The Customers named in item 2 have granted discretionary authority to TBCI with respect to their accounts. The undersigned is not aware of any other understanding or relationship among or between any of the Customers.

7.  Exhibit

Following is the "Transaction Summary" which describes activity in the Stock during the 60 calendar day period immediately preceding the February 11, 1998 filing date:
DATE      BUY/SELL       SHARES         COST/PROCEEDS
12/12/97  B               4500           4575
12/16/97  S              -9000          -6669
12/16/97  B               9000           6800
12/17/97  B               3000           1927
12/18/97  B              22500          16927
12/22/97  B              10000          10052
12/23/97  B              10000           8927
12/24/97  B               5000           6329
12/26/97  B              12500          17709
12/29/97  B              31000          46552
12/30/97  B              10000          11621
12/31/97  B              26500          34604
1/6/98    B               3000           3430
1/8/98    B              10000           8804
1/9/98    B               6500           6554
1/13/98  B              28400          28452
1/14/98  B              18450          20283


After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATE:     February 11, 1998

THE BENCHMARK COMPANY, INC.

BY: Richard Whitman
    President

BENCHMARK PARTNERS LP

BY: Richard Whitman
    General Partner

BY: Lorraine DiPaolo
    General Partner